RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-227001

Preliminary Pricing Supplement
Subject to Completion:
Dated October 18, 2018
To the Product Prospectus Supplement FIN-1 Dated September 20, 2018, and the Prospectus and Prospectus Supplement, each dated September 7, 2018
$ Fixed to Floating Rate Notes with Cap, Due October 29, 2020 Royal Bank of Canada

Royal Bank of Canada is offering the Fixed to Floating Rate Notes with Cap (the “Notes”) described below.
The CUSIP number for the Notes is 78014RAR1.
The Notes will pay interest quarterly, on the 29th day of January, April, July and October of each year, commencing on January 29, 2019 and ending on the Maturity Date. Interest will accrue at the following rates during the indicated years of the term of the Notes:
•	Year 1:	3.00%
•	Year 2:	3 Month U.S. dollar LIBOR + 0.15%, subject to the Cap.
The Cap will be 3.75% per annum.
The Notes will not be listed on any U.S. securities exchange.
The Notes will be bail-inable notes (as defined in the accompanying prospectus supplement dated September 7, 2018) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated September 7, 2018, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated September 20, 2018 and “Additional Risk Factors” on page P-6 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality. The Notes will not be subject to bail-in conversion (as defined in the accompanying prospectus supplement).
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
RBC Capital Markets, LLC will offer the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at a purchase price that is expected to be between 99.75% and 100% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on October 29, 2018, against payment in immediately available funds.

RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series H
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	October 25, 2018
Issue Date:	October 29, 2018
Maturity Date:	October 29, 2020
CUSIP:	78014RAR1
Interest Rate:	Year 1: 3.00% Year 2: 3 Month U.S. dollar LIBOR + 0.15%, subject to the Cap. The Interest Rate on the Notes will not be less than 0.00% per annum.
Reference Rate:	3 Month U.S. dollar LIBOR, as reported on Reuters Page LIBOR01 or any successor page
Determination of LIBOR:
For additional information as to the determination of the Reference Rate and the calculation of interest after the second year of the term of the Notes, see “Description of the Notes We May Offer—Interest Rates—Floating-Rate Notes—LIBOR Notes” in the accompanying prospectus supplement.

Spread:	0.15%
Cap:	Year 2: 3.75%
Day Count Fraction:	30/360
Type of Note:	Fixed to Floating Rate Notes with Cap
Interest Payment Dates:
Quarterly, in arrears, on the 29th day of January, April, July and October of each year, commencing on January 29, 2019 and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed beginning on page S-20 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.

P-2	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap Royal Bank of Canada
Interest Determination Dates During Floating Rate Period:	The Reference Rate is set two London business days prior to the start of the applicable Interest Period.
Redemption:	Not Applicable. The Notes are not redeemable prior to maturity.
Survivor’s Option:	Not Applicable.
Canadian Bail-in Powers Acknowledgment:	The Notes are bail-inable notes. See “Specific Terms of the Notes—Agreement with Respect to the Exercise of Canadian Bail-in Powers.”
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes.  Under this characterization, the Notes may be issued with de minimis OID.  Please see the discussion in the accompanying product prospectus supplement FIN-1 dated September 20, 2018 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the accompanying prospectus dated September 7, 2018 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities.”

Calculation Agent:	RBC Capital Markets, LLC.
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated September 7, 2018).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement FIN-1 dated September 20, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement FIN-1 dated September 20, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118038802/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” the “Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-4	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap Royal Bank of Canada
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement FIN-1 dated September 20, 2018 and the prospectus supplement and prospectus, each dated September 7, 2018. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
The Amount of Interest Payable on the Notes Is Capped. The interest rate on the Notes for each quarterly interest period during the floating interest rate period is capped for that period at the interest rate set forth on the cover of this pricing supplement. Thus, you will not benefit from three-month U.S. dollar LIBOR being greater than the difference between the Cap and the Spread in any quarterly Interest Period during the Floating Rate Period.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.
The Notes May Be Adversely Affected by Changes in LIBOR Reporting Practices or the Method in Which LIBOR Is Determined. On July 27, 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR rates by the end of 2021. It is not possible to predict the further effect of the FCA Rules (as defined in the accompanying prospectus supplement), any changes in the methods by which the LIBOR is determined, or any other reforms to LIBOR that may be enacted in the U.K., the EU and elsewhere, each of which may adversely affect the trading market for the Notes. Any such developments may cause LIBOR to perform differently than in the past, or cease to exist. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, trigger changes in the rules or methodologies in LIBOR discouraging market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. Accordingly, such proposals for reform and changes could have a material adverse effect on the value of and return on the Notes (including potential rates of interest thereon).
If a published 3-month U.S. dollar LIBOR rate is unavailable after 2021, the Reference Rate on the Notes during the Floating Rate Period will be determined using the alternative methods set forth in the accompanying prospectus supplement under “Description of the Notes We May Offer—Interest Rates—Floating-Rate Notes—LIBOR Notes.” Any of these alternative methods may result in interest payments that are lower than or that do not otherwise correlate over time with the payments that would have been made on the Notes during the Floating Rate Period if 3-month U.S. dollar LIBOR

P-5	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap Royal Bank of Canada
was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of 3-month U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. If, as set forth in the accompanying prospectus supplement under “Description of the Notes We May Offer—Interest Rates—Floating-Rate Notes—LIBOR Notes,” a published 3-month U.S. dollar LIBOR rate is unavailable during the Floating Rate Period and banks are unwilling to provide quotations for the calculation of LIBOR, the alternative method sets the interest rate for an Interest Period as the same rate as the immediately preceding interest period, which could remain in effect for the remaining term of the Notes, and the value of the Notes may be adversely affected.

P-6	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap Royal Bank of Canada
AGREEMENT WITH RESPECT TO THE EXERCISE OF CANADIAN BAIL-IN POWERS

By its acquisition of the Notes, each holder or beneficial owner is deemed to (i) agree to be bound, in respect of that Note, by the CDIC Act, including the conversion of that Note, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that Note in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that Note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or that Note, any other law that governs that Note and any other agreement, arrangement or understanding between that holder or beneficial owner and the Bank with respect to that Note.

Holders and beneficial owners of any Note will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the principal amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by the Bank by the issuance of common shares of the Bank (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Description of Notes We May Offer―Special Provisions Related to Bail-inable Notes” in the accompanying prospectus supplement dated September 7, 2018 for a description of provisions applicable to the Notes as a result of Canadian bail-in powers.

P-7	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap Royal Bank of Canada
HISTORICAL INFORMATION
Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the Floating Rate Period.
The Reference Rate was 2.44456% on October 16, 2018. The graph below sets forth the historical performance of the Reference Rate from October 16, 2013 through October 16, 2018.
Source: Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-8	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on October 29, 2018, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”).  See “Plan of Distribution” in the prospectus supplement dated September 7, 2018. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 7, 2018.
After the initial offering of the Notes, the price to the public may change.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-9	RBC Capital Markets, LLC